December 19, 2012

Via EDGAR (correspondence)

Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 “F” Street N.E.
Washington, DC 20549-3561

RE:    YUM! Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 21, 2012
Form 10-Q for Fiscal Quarter Ended September 8, 2012
Filed October 16, 2012
File No. 001-13163

Dear Mr. Shenk:

YUM! Brands, Inc. (the “Company”) previously provided responses to your letters to the Company dated August 27, 2012 and October 23, 2012. Herein, we are providing responses to your letter to the Company dated December 5, 2012. Our responses herein should be read in conjunction with our previous responses to you. For your convenience, we have repeated your comments in their entirety followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 9 - Goodwill and Intangible Assets, page 67

1.
Please refer to your response to our prior comment 1. We note that you assigned/allocated $170 million of the goodwill that resulted from the acquisition of LJS and A&W to your KFC-U.S. and Taco Bell-U.S. reporting units. It appears that the allocation of goodwill to those reporting units was based upon your conclusions that (A) the goodwill associated with the acquisition was largely due to growth opportunities associated with your existing KFC and Taco Bell concepts in the United States and (B) the anticipated financial benefit from the acquisition was largely going to flow through the results of your KFC-U.S. and Taco Bell-U.S. operating segments. In this regard, we also note your assertions that (a) you acquired LJS and A&W to facilitate a multi-branding strategy, (b) the multi-branding strategy was expected to increase average unit volumes and returns at existing restaurants to which your LJS or A&W concepts were added, and (c) the acquisition of LJS and A&W was expected to drive the development of new multi-branded units.

Notwithstanding your explanation of the reason(s) why you allocated $170 million of the goodwill associated with the acquisition of LJS and A&W to the KFC-U.S. and Taco Bell-U.S. reporting units, it is not clear that the co-branding of the LJS and A&W concepts with your existing KFC and Taco Bell concepts, ultimately, had much of an impact on (A) your multi-branding strategy during the years subsequent to the acquisition and (B) the overall growth in the number of multi-branded units in your restaurant system during such period. In this regard, we note from the disclosure on page 6 of your fiscal year 2008 Form 10-K that, at December 27, 2008, only 137 company-operated multi-branded units included the LJS concept and only 89 company-operated multi-branded units included the A&W concept.

Yum! Brands, Inc.
December 19, 2012

While we acknowledge that the disclosure in your fiscal year 2008 Form 10-K only addressed the company-operated multi-branded units that included the LJS and/or A&W restaurant concepts, the number of LJS and A&W multi-branded units referenced in the disclosure appears relatively insignificant when compared to (I) the 4,958 multi-branded units in your world-wide system at December 27, 2008, (II) the 4,629 multi-branded units in your U.S. restaurant system at December 27, 2008, and (III) the growth in the worldwide multi-branded system units from a total of 1,975 units at December 28, 2002 to 4,958 multi-branded units at December 27, 2008. In this regard, we also note that certain of the aforementioned LJS and A&W units are, presumably, multi-branded with each other, rather than with KFC and Taco Bell restaurant units. Lastly, it appears that your multi-branding strategy was well established prior to the acquisition of LJS and A&W. More specifically, we note that on page 9 of your fiscal year 1999 Form 10-K, you discussed your multi-branding strategy as a growth opportunity for your U.S. operations. We note further that between the end of fiscal year 1999 and the end of fiscal year 2001 (i.e., prior to the acquisition of LJS and A&W), the total number of multi-branded units in your restaurant system increased from 647 units to 1,520 units.

In addition to our observations regarding your multi-branding activity both before and after the acquisition of LJS and A&W, we note that the total number of LJS and A&W restaurant units located in the U.S. appeared to consistently decline between 2002 (i.e., the year of acquisition) and 2011 (i.e., the year that you decided to dispose of the brands). In this regard, we also note that between 2002 and 2011, your business strategy appeared to place significant emphasis on the refranchising of existing LJS and A&W restaurant units, rather than the multi-branding of existing units with your KFC and Taco Bell Concepts.

Lastly, we note that it is not clear to us how you determined that it would be appropriate to allocate (A) 81% of the goodwill value that resulted from the acquisition of LJS and A&W to the KFC-U.S. and Taco-Bell-U.S. reporting units and (B) only 19% of the goodwill value to the LJS/A&W reporting unit. More specifically, given that the plan to co-brand the acquired LJS and A&W Concepts with your existing KFC and Taco Bell Concepts does not appear to have had a significant or extensive proven history prior to the acquisition, it is not clear to us why the amount of goodwill allocated to the KFC-U.S. and Taco Bell-U.S. reporting units (i.e., based upon your multi-branding strategy) would be significantly disproportionate to the goodwill allocated to the reporting unit to which the acquired A&W and LJS restaurant units were assigned. Furthermore, given that your response to our prior comment 1 implies that, at the time of the acquisition, there was significant value associated with your ownership of the KFC and Taco Bell Concepts, it is unclear to us why the LJS/A&W reporting unit would not be expected to derive significant value and benefit from your ownership of the KFC and Taco Bell Concepts.

So that we can better understand how you determined that it was appropriate to allocate (A) $170 million of the goodwill that resulted from the acquisition of LJS and A&W to the KFC-U.S. and Taco Bell-U.S. reporting units and (B) only $39 million of such goodwill to your LJS/A&W reporting unit, please provide us with the following information related to (a) the initial allocation of the goodwill associated with the transaction, (b) your pre-acquisition multi-branding plans/strategy, and (c) the post-acquisition multi-branding of the LJS and A&W restaurant concepts with the previously owned KFC and/or Taco Bell restaurant concepts:

•
A roll-forward of all multi-branding activity in which a LJS or A&W restaurant unit was paired with a KFC and/or Taco Bell restaurant unit from the date of the acquisition through the date of disposal of the LJS and A&W brands;

•	An explanation as to whether your multi-branding strategy contemplated adding either your KFC or Taco Bell Concepts to existing LJS and A&W restaurant units;

•	An explanation as to whether you ultimately pursued the multi-branding of LJS and A&W restaurant units with company-owned or franchised KFC and/or Taco Bell restaurant units;

Yum! Brands, Inc.
December 19, 2012

•	An explanation as to whether you ultimately pursued the multi-branding of LJS and A&W restaurant units with new or existing KFC and/or Taco Bell restaurant units;

•
An explanation as to whether your business strategy was revised between fiscal year 2002 and fiscal year 2011, such that it no longer emphasized the multi-branding of LJS and A&W concepts with your KFC and/or Taco Bell concepts and, if so, the fiscal year in which this strategy changed;

•
The total number of LJS and A&W restaurant units that were multi-branded with KFC and /or Taco Bell Restaurant units as of the date of the disposal of the A&W and LJS brands - that is, if not apparent from the previously requested roll-forward;

•
Specific details regarding how the allocation of goodwill between the three applicable reporting units was determined, including a detailed summary of all material assumptions and estimates used/relied upon (e.g., growth rates, trends, expected improvements to sales volume and returns, etc.) in determining an appropriate allocation and the amount assigned to each of KFC and Taco Bell; and

•	An explanation as to whether any assets or liabilities other than goodwill were allocated to the Taco Bell and KFC reporting units as a result of the acquisition.

Please provide us with any additional information regarding your overall multi-branding strategy and your specific plans for the multi-branding of the LJS and A&W restaurant concepts with your KFC and/or Taco Bell restaurant concepts, as contemplated at or near the LJS and A&W acquisition date. In this regard, please consider providing us with any other documentation that you believe will help us better understand (A) the intended timing and expected growth impact (e.g., unit and/or return impact) of the implementation of your multi-branding strategy, (B) the final allocation of goodwill between reporting units, as well as the underlying assumptions, and (C) any changes to your multi-branding strategy, if applicable. For example, we note from page 53 of your fiscal year 2002 Form 10-K that a third party valuation expert assisted with determination of the fair values of the LJS and A&W assets acquired and liabilities assumed. If this third party valuation expert (or any other third party) also assisted with the determination of how goodwill should be allocated amongst your reporting units, please consider including the third party's analysis and/or report as part of your response.

Response:

The Company and its franchisees began to experiment with multibranding in the mid to late 1990s. As noted in our 2001 Form 10-K, at year end 2001 there were 1,520 multibrand units in the worldwide system (i.e. company and franchise units). Of these multibrand units, 1,439 included only concepts we owned (i.e. KFC, Pizza Hut and Taco Bell). The remaining multibrand units included one of our owned-concepts and another concept we did not own.

In the mid to late 1990s certain franchisees had begun to experiment multibranding one of our concepts with either A&W All American Food Restaurants (A&W) or Long John Silver's (LJS), both of which were owned by Yorkshire Global Restaurants (YGR), and were experiencing initial success. Based on this initial success and our strategic decision to acquire additional concepts suitable for multibranding with KFC and TB we made the decision to purchase YGR in 2002. Considerations in the determination to purchase YGR included:

•	A unique opportunity to grow our existing KFC and TB concepts in a saturated U.S. market by leveraging a multibrand strategy

•
The access to the two major food categories of hamburgers and fish. We had neither of these food categories in our portfolio prior to the acquisition and both were seen as excellent complements to the food offered by our existing concepts.

Yum! Brands, Inc.
December 19, 2012

•
The ability to add less penetrated brands to our existing concepts. Our ability to expand multibranding amongst our existing owned-concepts was often limited by the presence of multiple standalone restaurants of our concepts within a trade area (e.g. if standalone KFC and TB restaurants both already existed within a trade area, it made little sense to multibrand these concepts into one restaurant).

•
The ability to control and expand multibranding with the A&W and LJS concepts. Prior to our ownership of the concepts, we, or our franchisees, would be required to apply for, be approved and sign a franchise agreement with YGR for each outlet in which we, or our franchisees, intended to add an A&W or LJS.

•
The ability to either a) avoid paying a royalty to YGR for sales of A&W or LJS products in company-operated restaurants that would be multibranded with A&W or LJS or b) receive a royalty from our franchised restaurants for the sales of A&W or LJS products within a multibranded restaurant. Prior to our acquiring YGR, a franchisee that operated, for instance, a KFC/A&W multibrand restaurant would pay KFC a royalty based on sales of KFC products within the restaurant and pay YGR based on sales of A&W products within the restaurant.

•
The ability to control the direction of the A&W and LJS concepts as they were combined with our concepts. Without ownership of the concepts, we would not control their operation standards, product offerings, marketing, etc.

In January 2002, prior to our acquisition of YGR, the internal analysis that supported the acquisition of YGR summarized the estimated value of YGR to the Company as follows (MMs):

LJS and A&W company and franchise restaurants, excluding
multibranding opportunities with KFC or TB	260
Multibranding opportunities with KFC company and franchise restaurants	185
Multibranding opportunities with TB company and franchise restaurants	90
International expansion	65
Total	600

As noted above, there were less than 100 units that had combined a LJS or A&W with a KFC or TB prior to our acquisition of YGR. Thus, the value attributed to multibranding above was associated with future opportunities available to the Company arising from our ownership of KFC and TB. Because multibrand restaurants offer greater variety than a single brand restaurant, multibrand units were expected to achieve higher average unit volumes. The increased unit volumes were expected to lead to greater returns in existing KFC and TB restaurants to which an LJS or A&W was added. Greater returns and improved unit economics were also expected to drive development of new KFC and TB restaurants that would otherwise not be built if it were not for the co-branding with either LJS or A&W.

Importantly, the opportunity for higher unit volumes, improved returns and more attractive unit economics existed for both franchise-operated and company-operated units. The benefits to the Company from franchised units were expected to accrue through increased royalties. As noted earlier, in the few instances where KFCs or TBs were multibranded with LJS or A&W prior to our acquisition of YGR, we received no royalty from the LJS or A&W sales in the restaurant.

Yum! Brands, Inc.
December 19, 2012

It should also be noted that the multibrand strategy did not contemplate adding KFCs or TBs to existing LJSs or A&Ws. As brands, KFC and TB both had greater stature than LJS or A&W, in terms of name recognition, higher average sales volumes and a larger number of units. Additionally, existing A&W and LJS units were typically too small to accomodate the operations of a KFC or TB unit. Thus, the intent was for A&W and LJS to be complementary brands to KFC or TB, not vice versa. The multibrand restaurants were intended to be, and ultimately were, managed by either KFC or TB. Consistently, the KFC or TB product sales were significantly higher when compared to the LJS or A&W product sales in such multibrand units.

Below is a listing of the number of multibrand restaurants in which a LJS or A&W restaurant unit was paired with a KFC and/or TB restaurant unit in the U.S. from the end of 2002 until the end of 2011. These units include instances of multibranding with both new and existing KFC and TB restaurants and do not include any instances of multibrand restaurants that did not involve some combination of KFC or TB with LJS or A&W.

	Multibranded KFCs			Multibranded Taco Bells
	Company-Owned	Franchised	Total	Company- owned	Franchised	Total
2002	75	98	173	4	3	7
2003	145	173	318	41	9	50
2004	188	254	442	68	23	91
2005	174	339	513	81	48	129
2006	157	396	553	92	65	157
2007	143	455	598	92	72	164
2008	134	480	614	92	76	168
2009	33	486	519	77	88	165
2010	29	472	501	57	86	143
2011	20	462	482	42	93	135

Changes in the “Total” columns above were the net result of additions and closures during each year. Changes in the “Company-owned” and “Franchised” columns above were the net result of additions and closures as well as instances where we refranchised company units to franchisees (i.e. the units would move from the “Company-owned” column to the “Franchised” column). Additions in this context would include multiband units newly constructed as well as the addition of LJS or A&W to an existing KFC or TB. Any decision to refranchise units was part of our normal ownership review structure for any unit, multibranded or not. That decision considers: the shareholder value derived from the upfront proceeds received when a Company unit is sold, plus the ongoing royalty stream generated by a franchise unit less the ongoing cash flows foregone from no longer operating the stores as Company units.

As shown above, significant numbers of KFCs and TBs were multibranded with A&Ws and LJSs subsequent to the acquisition in 2002. In 2002 there were 180 multibrand units that included a KFC or TB plus an LJS or A&W. At the peak in 2008, there were nearly 800 such units. The decision by us and our franchisees to pursue certain multibrand combinations over time was driven by the returns experienced for such combinations. By 2009 it had become apparent that the economics underlying multibranding in general were not as we anticipated and we began to de-emphasize multibranding as a growth strategy in the US. Also, the LJS and A&W brands began to underperform and thus there were significant closures of standalone LJS and A&Ws as well as multibrands that combined LJS and A&W.

Yum! Brands, Inc.
December 19, 2012

It should be noted that over 600 units continued to exist at year end 2011 that consisted of KFCs or TBs multibranded with LJS or A&W. Though we had sold the LJS and A&W brands, our KFC and TB operating results continued to benefit from these units through company operations (though now after a royalty paid to the owners of the LJS or A&W brands based on the LJS or A&W sales in such restaurants) or franchise fees (through the royalty paid to KFC or TB based on KFC or TB sales in such restaurants). It is impossible to determine how many of these 600 units would have ever been built or remained open if it were not for the existence of LJS or A&W as a multibrand partner.

We recorded $209 million of goodwill in connection with our purchase price of YGR. ASC 350-20-35-41 requires that goodwill be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination. As mentioned above, the goodwill recorded associated with the acquisition was largely due to growth opportunities associated with our existing KFC and TB Concepts in the US. Accordingly, the anticipated financial benefit from the acquisition was largely expected to be reflected in the results of our KFC-U.S. and TB-U.S. operating segments, both of which have been determined to constitute separate reporting units for the Company.

Consistent with the principles of ASC 350-20-35-41 through 35-43, $170 million of goodwill was allocated to the KFC and TB reporting units as a result of the LJS and A&W acquisition. The remaining $39 million of goodwill from the acquisition was allocated to the LJS and A&W reporting unit. The allocation of fair value, other assets and liabilities and goodwill by reporting unit was as follows (in MMs):

	LJS/A&W	KFC	TB	Total
LJS and A&W company and franchise restaurants,
excluding multibranding opportunities with KFC or TB	260	—	—	260
Multibranding opportunities with KFC restaurants	63	122	—	185
Multibranding opportunities with TB restaurants	31	-	59	90
Total fair value per reporting unit	354	122	59	535

Pro-rata based on actual purchase price	332	115	55	502
Other assets and liabilities allocated to reporting unit	293	—	—	293
Goodwill allocated	39	115	55	209

We have supplementally provided to the Staff details surrounding this allocation, including the significant assumptions and estimates used therein.

Yum! Brands, Inc.
December 19, 2012
Page7

Note 16 - Shareholders' Equity

Accumulated Other Comprehensive Income (Loss), page 81

2.
Please refer to your response to our prior comment 2. We note that this response included meaningful information regarding your accounting for cumulative translation adjustments - for example, that you do not consider an individual restaurant to be a distinct and separate operation for this purpose, that your foreign entities are determined at the country level, and that restaurant closures and refranchising transactions are considered disposals or sales of assets within your foreign entities and not disposals of sales of any of your investments in a foreign entity. Given that there is recognized diversity in practice regarding companies' policies related to the nature of transactions that result in the reclassification of foreign currency translation adjustments from equity to earnings, we believe that it may be appropriate for you to expand your accounting policy in Note 2, as noted above, to clarify and provide further details regarding your policy. Please revise your disclosure accordingly, or advise.

Response:

In future annual filings we will expand our accounting policy disclosure for Foreign Currency within Note 2 to read as follows:

The functional currency of our foreign entities is the currency of the primary economic environment in which the entity operates. Functional currency determinations are made based upon a number of economic factors, including but not limited to cash flows and financing transactions. The operations, assets and liabilities of our entities outside the United States are initially measured using the functional currency of that entity. Income and expense accounts for our operations of these foreign entities are then translated into U.S. dollars at the average exchange rates prevailing during the period. Assets and liabilities of these foreign entities are then translated into U.S. dollars at exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

As we manage and share resources at either the country level for all of our brands in a country, or, for some countries in which we have more significant operations, at the individual brand level within the country, cumulative translation adjustments are recorded and tracked at the foreign-entity level that represents either our entire operations within a country or the operations of our individual brands within that country. Translation adjustments recorded in Accumulated other comprehensive income (loss) are subsequently recognized as income or expense only upon sale or upon complete or substantially complete liquidation of the related investment in a foreign entity. For purposes of determining whether a sale or complete or substantially complete liquidation of an investment in a foreign entity has occurred, we consider those same foreign entities for which we record and track cumulative translation adjustments. Restaurant closures and refranchising transactions during the periods presented constituted disposals or sales of assets within our foreign entities and thus did not result in any translation adjustments being recognized as income or expense.

Gains and losses arising from the impact of foreign currency exchange rate fluctuations on transactions in foreign currency are included in Other (income) expense in our Consolidated Statement of Income.

Yum! Brands, Inc.
December 19, 2012

3.
Please tell us the names of the foreign entities in which you have an investment that are at the country level for your purpose of applying ASC 830 - that is, as indicated in your response to our comment 2. Also, tell us the operating segment in which they are located. So that we may have a further understanding of your circumstances, please tell us the names of the immediate foreign entities in which the foreign restaurants disposed of in 2011 were located, and how these entities rolled up into the applicable country level foreign entity. In so doing, tell us whether your investment in the immediate foreign entity in which the disposed restaurants were located, and investment in any higher level foreign entity of the immediate foreign entity, was sold or completely or substantially, completely liquidated in the disposition of the associated foreign restaurants.

Response:

As noted in our response to comment 2 above, for purposes of determining whether a sale or complete or substantially complete liquidation of an investment has occurred, our foreign entities represent either our entire operations within a country or the operations of our individual brands within a country.

Outside the U.S. in 2011, we closed or refranchised the following number of company-operated restaurants (listed by the foreign-entity level at which we record and track cumulative translation adjustments). All restaurants shown below, with the exception of those in China, were part of our Yum Restaurants International operating segment in 2011.

Foreign-entity level
China - KFC	91
China - Pizza Hut	11
Australia	9
United Kingdom - KFC	6
United Kingdom - Pizza Hut	65
Korea	21
Thailand	21
France	10
Netherlands	1
India	1

The restaurants refranchised and closed in 2011 did not represent in any instance the sale or liquidation of any foreign-entity as we have defined such in accordance with ASC 830. Within the foreign-entities listed above, none of the closure and refranchising totals constituted greater than 20% of the total restaurants within the foreign entity at year end 2011, and thus a substantially complete liquidation was not deemed to occur in any instance.

Yum! Brands, Inc.
December 19, 2012

Form 10-Q for Fiscal Quarter Ended September 8, 2012

Notes to Condensed Consolidated Financial Statement (Unaudited)

Note 4 - Items Affecting Comparability of Net Income and/or Cash Flows, page 9

4.
Please refer to your response to our prior comment 3. We understand from news accounts that Rutland Partners acquired Pizza Hut UK Ltd, which owns Pizza Hut dine-in restaurants in the United Kingdom, in November 2012 and that Rutland will operate the restaurants under a franchise agreement. Please provide us with the details of this transaction, including:

•	the sale price;

•	the gain or loss recognized on the transaction, as well as how such amount was determined;

•	the amount by which the goodwill assigned to the Pizza Hut UK reporting unit was impaired as a result of this transaction, as well as how such amount was determined;

•	the amount of the goodwill assigned to the Pizza Hut UK reporting unit that has been retained subsequent to the transaction, if any, as well as the basis for retaining such amount;

•	the number of restaurants involved in the transaction, including whether all Pizza Hut UK restaurants were sold in connection with the transaction;

•	the number of Pizza Hut UK restaurants that you continue to own, if any; and

•
the date when and the balance sheet date upon which the fair value of the Pizza Hut UK reporting unit was last estimated in connection with an evaluation of the goodwill assigned to Pizza Hut UK for impairment, as well as how the sale price compared to this most recent estimate of the fair value of the Pizza Hut UK.

Response:

On November 9, 2012, we refranchised 333 Pizza Hut UK dine-in company-owned restaurants to Rutland Partners for proceeds of £1, plus Rutland's assumption of approximately $20 million in negative working capital. As a result of the transaction, Rutland is now a franchisee of Pizza Hut. This transaction did not impact our 331 store Pizza Hut UK delivery business. Below is the Pizza Hut UK system store count subsequent to the Rutland transaction:

	Company- Operated	Franchised	Total
PH Dine-in	—	344	344
PH Delivery	61	270	331
	61	614	675

Prior to Q4 2012, we recorded long-lived asset impairment charges totaling approximately $100 million related to the planned sale of these dine-in restaurants. These impairment calculations compared the fair value of the restaurant group to be disposed to its carrying value. The fair value was based on the cash proceeds we expected we would receive from the transaction at that time. These assets were classified as held-for-use through Q3 2012, as all the held-for-sale criteria had not yet been met.

We have supplementally provided to the Staff detail surrounding the additional, estimated refranchising loss, including the amount of goodwill assigned to the Pizza Hut UK reporting unit written off, we anticipate recording in Q4 2012 as a result of the Rutland transaction.

Yum! Brands, Inc.
December 19, 2012

Little Sheep Acquisition, page 9

5. We note that your acquisition of an additional 66% interest in Little Sheep Group Limited resulted in the recognition of $332 million of goodwill. We also note your disclosure that this goodwill has been allocated to the China segment as a separate reporting unit. Please clarify for us the entity referred to by “separate reporting unit.” Also, tell us whether the reporting unit to which the goodwill has been allocated includes the other Little Sheep assets that were acquired (e.g., trademarks) and liabilities that were assumed in connection with the transaction.

Response:

Our reporting units, as required by ASC 350-20, are an operating segment or one level below an operating segment. Our China Division is considered an operating segment in accordance with ASC 280-10. Little Sheep Group Limited (“Little Sheep”) is considered a component of our China Division operating segment as it constitutes a business for which discrete financial information is available and segment management, the Chairman and Chief Executive Officer of our China Division, regularly reviews the operating results of Little Sheep. The Little Sheep component is not combined with our other brands in our China Division, which are also each considered components, as we do not believe that these brands have similar economic characteristics. Accordingly, Little Sheep and each of our other brands in China are considered separate reporting units. Additionally, consistent with our response to comment 2 in this letter, Little Sheep is considered a separate foreign entity for purposes of recording and tracking foreign currency translation adjustments.

All assets acquired, including all intangibles and goodwill, and all liabilities assumed as a result of the Little Sheep acquisition have been allocated to the Little Sheep reporting unit.

Respectfully submitted,

/s/ David E. Russell

David E. Russell
Vice President, Corporate Controller